FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

        For the month of May, 2020

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -Result of the Tender Offer	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following
OTHER RELEVANT INFORMATION
Further to the communication made on 13 May 2020, Telefónica Emisiones, S.A.U. (the "Issuer") announces the final results of the invitations to holders to tender for purchase by the Issuer for cash (each such invitation an "Offer" and together the "Offers") of the following notes:
(i)EUR 1,000,000,000 3.961 per cent. Instruments due March 2021 (the "March 2021 Instruments"),
(ii)EUR 1,000,000,000 1.477 per cent. Instruments due September 2021 (the "September 2021 Instruments"),
(iii)EUR 1,400,000,000 0.750 per cent. Instruments due April 2022 (the "April 2022 Instruments"),
(iv)EUR 1,250,000,000 2.242 per cent. Instruments due May 2022 (the "May 2022 Instruments"),
(each a "Series" and together the "Instruments") irrevocably guaranteed by Telefónica, S.A. (the "Guarantor").
The Offers were made on the terms and subject to the conditions contained in the tender offer memorandum dated 13 May 2020 (the "Tender Offer Memorandum") and are subject to the offer restrictions more fully described in the Tender Offer Memorandum.
The Issuer will (subject to satisfaction or waiver of the New Financing Condition described in the above mentioned regulatory announcement communication) accept validly tendered Instruments pursuant to the Offers for purchase in cash in an aggregate principal amount of EUR 894,000,000 of which (i) an amount of EUR 127,800,000 in principal amount relates to the March 2021 Instruments, (ii) an amount of EUR 241,300,000 in principal amount relates to the September 2021 Instruments, (iii) an amount of EUR 290,000,000 in principal amount relates to the April 2022 Instruments and (iv) an amount of EUR 234,900,000 in principal amount relates to the May 2022 Instruments.
The final results of the Offers are as follow:

Description of Instruments	ISIN	Aggregate Principal Amount Outstanding	Fixed Purchase Yield	Purchase Price*	Aggregate Principal Amount Tendered	Series Acceptance Amount	Pro-ration factor
EUR 1,000,000,000 3.961 per cent. Instruments due March 2021	XS0907289978	EUR 1,000,000,000	0.25 per cent.	EUR 103,124 (103.124 per cent. of principal)	EUR 127,800,000	EUR 127,800,000	Not Applicable
EUR 1,000,000,000 1.477 per cent. Instruments due September 2021	XS1290729208	EUR 1,000,000,000	0.35 per cent.	EUR 101,475 (101.475 per cent. of principal)	EUR 241,300,000	EUR 241,300,000	Not Applicable
EUR 1,400,000,000 0.750 per cent. Instruments due April 2022	XS1394777665	EUR 1,400,000,000	0.45 per cent.	EUR 100,564 (100.564 per cent. of principal)	EUR 290,000,000	EUR 290,000,000	Not Applicable
EUR 1,250,000,000 2.242 per cent. Instruments due May 2022	XS1069430368	EUR 1,250,000,000	0.45 per cent.	EUR 103,584 (103.584 per cent. of principal)	EUR 234,900,000	EUR 234,900,000	Not Applicable
* Shown per EUR 100,000 in principal amount of the relevant Instruments.
The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum.
Whether the Issuer will purchase any Instruments validly tendered in the Offers is subject, without limitation, to the satisfaction of the New Financing Condition. Subject to the satisfaction (or waiver) of the New Financing Condition, the expected settlement date of the Offers is 22 May 2020.
All Instruments repurchased pursuant to the Offers will be cancelled.

Madrid, 20 May 2020

None of the Offers, the Tender Offer Memorandum or this announcement constitute an offer of securities to the public under Regulation (EU) 2017/1129 of the European Parliament and of the Council or a tender offer in Spain under restated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October and under Royal Decree 1066/2007, of 27 July, all of them as amended, and any regulation issued thereunder. Accordingly, neither the Tender Offer Memorandum nor this announcement has been and will not be submitted for approval nor approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
Not for distribution in or into or to any person located or resident in the United States, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands, any state of the United States and the District of Columbia) (the "United States") or to any U.S. person or into any other jurisdiction where it is unlawful to distribute this announcement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	May 20, 2020	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors